ANTHONY L.G., PLLC

LAURA ANTHONY, ESQ	WWW.ANTHONYPLLC.COM
GEOFFREY ASHBURNE, ESQ*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ**	WWW.LAWCAST.COM
CHAD FRIEND, ESQ, LLM
SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
MICHAEL R. GEROE, ESQ, CIPP/US****
CRAIG D. LINDER, ESQ*****
PETER P. LINDLEY, ESQ, CPA, MBA
STUART REED, ESQ
MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

April 28, 2021

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 049, LLC Offering Statement on Form 1-A Filed on March 26, 2021 File No. 024-11491

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 049, LLC (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A/A originally filed on March 26, 2021 (“Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from Form 1-A. In addition, we have included the following narrative response, on behalf of the Company keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua Goldstein dated April 23, 2021. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Offering Statement on Form 1-A filed on March 26, 2021

Administrative Services, page 5

	1.	Comment: With respect to the accrual of management fees once 95% of the shares offered have been issued, please revise to clarify, if true, that management fees on the remaining 5% of the offering will not accrue until such funds have been fully paid.

Response: The Company hereby informs the Staff that the intention of the 95% provision is to set an earlier commencement date for accrual of the fee obligation, but not to change the number of shares upon which the fee for the first annual period is determined, which is intended to be the total amount of shares offered. The administrative services fee is calculated in arrears on a quarterly basis and the Company determines the number of Class A shares outstanding as of the end of each fiscal quarter in determining the fee for such prior quarter, as opposed to taking a weighted average number of Class A shares outstanding during the quarter. In light of the Staff’s Comment, the Company has revised the disclosure in Amendment No. 1 to clarify that the fee calculation will be based on 1.5% of the total Class A shares outstanding “or for which subscriptions have been received” to clarify its intention to calculate the fee based on 100% of the shares offered even if the fee starts to accrue prior to the final closing.

General

	2.	Comment: Please revise throughout the offering statement, as appropriate, to provide expanded disclosure that is consistent with the language included in recent filings by other Masterworks entities about the qualification rights described in Section 8.20 of your amended and restated limited liability company operating agreement.

Response: The Company has revised the risk factor disclosure noted in the Staff’s Comment and made corresponding revisions throughout the Offering Circular. In addition, the Company has revised the disclosure regarding qualification rights to eliminate any suggestion that the exercise of such rights would have no economic effect on the Class A shareholders and to indicate that such exercise could adversely affect the ability of shareholders to sell shares on the Secondary Market or the price they might receive upon execution of any such sale.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Daniel Morris/U.S. Securities and Exchange Commission

Lilyanna Peyser/U.S. Securities and Exchange Commission

Aamira Chaudhry/U.S. Securities and Exchange Commission

Joel Parker/U.S. Securities and Exchange Commission

Craig D. Linder, Esq./Anthony L.G., PLLC

Joshua B. Goldstein/Masterworks 049, LLC

625 N. FLAGLER DRIVE, #600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832